UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robinhood Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Colonial Center Parkway, Suite 100
(No. and Street)

Lake Mary (City) FL (State) 32746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Kelati (612) 562-6219
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP
(Name – *if individual, state last, first, middle name*)

725 S Figueroa Street (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Kelati _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robinhood Securities, LLC _____, as of December 31st _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Daniel K
Signature

CFO and Principal Financial Officer
Title

[signature]
Notary Public

[Notary stamp:]
Notary Public State of Florida
Erin Aubrey Ward
My Commission HH 068842
Expires 01/12/2025

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBINHOOD SECURITIES, LLC
TABLE OF CONTENTS



Ernst & Young LLP
725 S Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Robinhood Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robinhood Securities, LLC (the "Company") as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditors since 2017.

March 1, 2021

ROBINHOOD SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

(in thousands)		December 31, 2020
Assets		
Cash	$	111,832
Cash and securities segregated under federal and other regulations		4,914,660
Receivable from brokers, dealers and clearing organizations		117,767
Receivable from users, net		3,347,544
Securities borrowed		372
Deposits with clearing organizations		225,263
Prepaid expenses and other assets		17,295
Total assets	$	8,734,733
Liabilities and member's equity		
Liabilities:		
Payable to users	$	6,003,814
Securities loaned		1,921,118
Payable to brokers, dealers and clearing organizations		29,992
Due to affiliated broker-dealer		81,273
Due to Parent		10,128
Accrued expenses and other liabilities		14,773
Total liabilities		8,061,098
Commitments and contingencies (Note 11)		
Member's equity:		
Total member's equity		673,635
Total liabilities and member's equity	$	8,734,733

The accompanying notes are an integral part of the financial statement.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Robinhood Securities, LLC (the "Company", "we", "us" or "RHS") is a wholly-owned subsidiary of Robinhood Markets, Inc. (the "Parent" or "RHM"). We are a registered clearing broker-dealer in securities under the Securities and Exchange Act of 1934. We are a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

We clear trades for retail user accounts introduced by Robinhood Financial LLC ("RHF"), an affiliated introducing broker-dealer, on a fully disclosed basis. We have a fractional shares program which allows users to purchase and sell fractions of a share in certain equities, enabling users to place real-time fractional share orders in dollar amounts or share amounts, with purchases rounded to the nearest penny and the ability to purchase as small as 1/1,000,000 of a share. We also offer a cash sweep program which allows users' uninvested cash balances to earn interest with program banks insured by Federal Deposit Insurance Corporation ("FDIC").

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus referred to as "COVID-19" to be a global pandemic. The COVID-19 pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. During the COVID-19 pandemic, we have seen an increasing interest in personal finance and investing, coupled with low interest rates and a positive market environment, especially in the U.S. equities markets, that has encouraged an unprecedented number of first-time retail investors to become our customers and begin trading on our platform. At the same time, the COVID-19 pandemic has resulted, in part, in inefficiencies or delays in our business and operational challenges. The extent of the impact of COVID-19 on our business and financial results will depend largely on future developments, including the duration of the pandemic, actions taken to contain COVID-19 or address its impact, the impact on capital and financial markets and the related impact on the financial circumstances of our customers, all of which are highly uncertain and cannot be predicted.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of financial statement in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. We base our estimates on historical experience, and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. Assumptions and estimates used in preparing our financial statement include those related to the determination of allowances for credit losses and contingent liabilities. Actual results could differ from these estimates and could have a material adverse effect on our financial statement.

Concentration of credit risk

We are engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is our policy to review, as necessary, the credit standing of each counterparty.

Loss contingencies

We are subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, some of which include claims for substantial or unspecified damages. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. We review our lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provide disclosures and record loss contingencies in accordance with the loss contingencies accounting guidance. We establish an accrual for losses at management's best estimate when we assess that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We monitor these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjust the amount as appropriate.

Cash

Cash includes interest and non-interest bearing deposits with banks. We maintain cash in bank accounts at financial institutions that exceed federally insured limits. We are subject to credit risk to the extent any financial institution with which we conduct business is unable to fulfill contractual obligations on our behalf. We have not experienced any losses in such accounts and we believes that we have placed our cash on deposit with financial institutions which are financially stable.

Cash and securities segregated under federal and other regulations

We are required to segregate cash and/or qualified securities for the exclusive benefit of customers, as defined by Rule 15c3-3, and PAB in accordance with the provision of Rule 15c3-3 under the Securities Exchange Act ("SEA") of 1934. Throughout the financial statement, the term "users" is defined as customers under SEA Rule 15c3-3. We continually review the credit quality of our counterparties and have not experienced a default. As a result, we do not have an expectation of credit losses for these arrangements.

Fair value of financial instruments

We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statement on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, our own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 Inputs: unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by us

Level 2 Inputs: quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

Level 3 Inputs: unobservable inputs that are significant to the fair value of the assets or liabilities

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Receivable from and payable to brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations primarily include receivable from executing brokers for routing user orders for execution, receivables for securities not delivered by us to the counterparties by the settlement date ("securities failed to deliver"), and interest receivable on securities borrowed and securities loaned.

Payables to brokers, dealers and clearing organization primarily include payables to RHF for introducing broker fees and shared revenues pursuant to a revenue sharing arrangement, payables for securities not received by us from a counterparty by the settlement date ("securities failed to receive"), and interest payable on securities borrowed and securities loaned.

These receivables and payables are short-term and normally settle within 30 days. Aged receivables from brokers, dealers, and clearing organizations are treated as non-allowable assets in our net capital computation. We continually review the credit quality of our counterparties and have not experienced a default. As a result, we do not have an expectation of credit losses for these arrangements.

Receivable from and payable to users

Receivable from users, net is primarily made up of margin receivables. These transactions are recorded on settlement date basis. Margin receivables are adequately collateralized by users' marketable securities balances and are reported at their outstanding principal balance, net of an allowance for credit losses. We monitor margin levels and require users to deposit additional collateral, or reduce margin positions, to meet minimum collateral requirements and avoid automatic liquidation of their positions.

We have no expectation of credit losses for margin loans where the fair value of the collateral securing the loans is equal to or in excess of the loaned amount. In cases where the fair value of the collateral is less than the outstanding balance, we recognize an allowance for credit losses in the amount of the difference, or unsecured balance. We write-off unsecured balances when the balance becomes outstanding for over 180 days.

We are indemnified by RHF for losses incurred in connection with unsecured users' receivables. Unsecured users' receivables that are not collected from RHF are treated as a non-allowable asset in our net capital computation. If any of the unsecured user receivables become secured or collected, we will pay RHF back the amount collected.

Payables to users represent free credit balances from users' funds on deposit, and/or funds accruing to users as a result of settled trades and other security related transactions.

Deposits with clearing organizations

We are required to maintain cash collateral as deposits with clearing organizations such as Depository Trust & Clearing Corporation and Options Clearing Corporation which allows us to use their security transactions services for trade comparison, clearance and settlement. The clearing organizations establish financial requirements, including deposits, to reduce their risk. The deposits may fluctuate significantly from time to time based upon the nature and size of users' trading activity and market volatility. As we have not experienced historic defaults, we do not have an expectation of credit losses for these arrangements.

Prepaid expenses and other assets

We classify prepayments made under contracts as prepaid expenses and expense them over the contract terms. These prepaid expenses include items such as prepayments on insurance, prepayment to a vendor for services and regulatory fees. Other assets include proxy rebate receivables and securities owned by us for our fractional shares program. We evaluate proxy rebate receivables for credit losses based on historic events, current economic conditions, and our expectations of future economic conditions and record an allowance for credit loss to estimate uncollectible receivables. We write-off the receivables when deemed uncollectible and any recovery are recorded as a reduction to our allowance for credit losses.

Securities borrowed and loaned

Securities borrowed and loaned result from transactions with other brokers, dealers or financial institutions. These transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require us to provide the counterparties with cash collateral. We receive collateral in the form of cash in an amount generally in excess of their fair value of the securities loaned. All securities borrow and loan transactions have an open contractual term and, upon notice by either party, may be terminated within two business days. We manage risks associated with our securities lending and borrowing activities by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash as collateral for securities loaned or return of collateral for securities borrowed when necessary, and by participating in a risk-sharing program offered through the Options Clearing Corporation. Our securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers, however; we do not net securities lending transactions. We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

Income taxes

We are a single member limited liability company, which is treated as a disregarded entity for income tax purposes. All tax effects of our income or loss are included in the tax returns of the Parent. Therefore, no provision or liability for income taxes is included in the financial statement. No formal tax-sharing arrangement exists between us and the Parent and we have no obligation to fund any tax liability of the Parent with our earnings.

NOTE 3: ACCOUNTING PRONOUNCEMENT

Recently Adopted Accounting Pronouncements

Credit Loss on Financial Instruments

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The entity's estimate would consider relevant information about past events, current condition and reasonable and supportable forecasts, which all result in recognition of lifetime expected credit losses. This guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. We adopted this guidance effective January 1, 2020 using the modified retrospective method. See Note 7 - Allowance for Credit Losses for current expected credit losses. The adoption of the guidance did not have a material impact on our financial statement.

Simplifying Accounting for Income Taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes: Simplifying Accounting for Income Taxes. This guidance simplifies the accounting for income taxes as part of its overall initiative to reduce complexity in accounting standards. Amendments include removal of certain exceptions to the general principles of ASC 740, Income Taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The guidance is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. We early adopted the standard effective April 1, 2020 and it did not have an impact on our financial statement.

Recent Accounting Pronouncements Not Yet Adopted

There are no recently issued accounting pronouncements that would materially impact our financial statement and related disclosures.

NOTE 4: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, we are required to segregate cash and/or qualified securities for the exclusive benefit of customers and PAB.

Cash and securities segregated under federal and other regulations consisted of the following:

(in thousands)	December 31, 2020
Customers	$ 4,907,238
PAB	7,422
Total	$ 4,914,660

NOTE 5: RECEIVABLE FROM AND PAYABLE TO, BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The components of receivable from and payable to, brokers, dealers and clearing organizations are as follows:

(in thousands)		December 31, 2020
Receivable from brokers, dealers and clearing organizations:		
Executing broker receivables	$	91,407
Securities lending interest receivable		17,965
Securities failed to deliver		8,377
Other brokers, dealers and clearing organizations receivables		18
Total receivable from brokers, dealers and clearing organizations	$	117,767
Payable to brokers, dealers and clearing organization:		
Securities failed to receive	$	29,719
Other brokers, dealers and clearing organizations payables		273
Total payable to brokers, dealers and clearing organizations	$	29,992

NOTE 6: ALLOWANCE FOR CREDIT LOSSES

The following tables summarize the allowance for credit losses, which primarily relate to unsecured balances of receivables from users, for the period indicated:

(in thousands)		Year Ended December 31, 2020
Beginning balance	$	19,383
Allowance for credit losses[1]		63,735
Write-offs		(42,164)
Ending balance	$	40,954

(1) We are indemnified by RHF for losses incurred in connection with unsecured users' receivables. See Note 2 - Summary of Significant Accounting Policies for more information. During the year ended December 31, 2020, RHF indemnified us $62.6 million for unsecured losses.

NOTE 7: FAIR VALUE OF ASSETS AND LIABILITIES

We measure our securities segregated under federal and other regulations and equity securities owned for fractional shares programs at fair value. We have evaluated the estimated fair value of financial instruments using available market information.

As of December 31, 2020, the types of instruments valued based on quoted market prices for the same instrument in active markets include U.S. Treasury securities and publicly traded stocks owned by us. Such instruments are classified within Level 1 of the fair value hierarchy.

We do not have any instruments classified within Level 2 or Level 3 as of December 31, 2020.

Financial assets measured at fair value on a recurring basis as of the date indicated below were presented in our statement of financial condition as follows:

| (in thousands) | December 31, 2020 | | | |
	Level 1		Total	
Cash and securities segregated under federal and other regulations:				
U.S. Treasury securities	$	134,994	$	134,994
Prepaid and other current assets:				
Equity securities		845		845
Total financial assets	$	135,839	$	135,839

During the year ended December 31, 2020, we did not have any transfers in or out of Level 1, Level 2, or Level 3 assets.

NOTE 8: OFFSETTING ASSETS AND LIABILITIES

Certain financial instruments are eligible for offset in our statement of financial condition under U.S. GAAP. Our securities borrowing and lending agreements are subject to master netting arrangements and collateral arrangements and meet the U.S. GAAP guidance to qualify for offset. A master netting arrangement with a counter party creates a right of offset for amounts due to and from that same counter party that is enforceable in the event of a default or bankruptcy. Our policy is to recognize amounts subject to master netting arrangements on a gross basis in the statement of financial condition.

Our assets and liabilities are subject to master netting arrangements are as follows:

| (in thousands) | December 31, 2020 | |
	Securities borrowed	
Assets		
Gross amount of securities borrowed	$	372
Gross amount offset in the statement of financial condition		—
Amounts of assets presented in the statement of financial condition		372
Gross amount of securities borrowed not offset in the statement of financial condition:		
Securities borrowed		372
Security collateral received		(361)
Net amount	$	11

	Securities loaned	
Liabilities		
Gross amount of securities loaned	$	1,921,118
Gross amount of securities loaned offset in the statement of financial condition		—
Amounts of liabilities presented in the statement of financial condition		1,921,118
Gross amount of securities loaned not offset in the statement of financial condition:		
Securities loaned		1,921,118
Security collateral pledged		(1,787,819)
Net amount	$	133,299

We also obtain securities under margin agreements on terms which permit us to pledge and/or transfer securities to others. As of December 31, 2020, we were permitted to re-pledge securities with a fair value of $4,632.6 million under the margin agreements and $0.4 million under the master securities lending agreement. Gross obligations for securities loaned transactions are pledged entirely with collateral in the form of equities and have an open contractual maturity.

NOTE 9: FINANCING ACTIVITIES AND OFF-BALANCE SHEET RISK

Revolving credit facilities

As of December 31, 2020, we have six revolving and unsecured lines of credit with the Parent for a total of $550.0 million of which $300.0 million is committed and $250.0 million is uncommitted. Interest on these lines of credit is based on the effective federal rate as determined by Internal Revenue Service ("IRS"). These lines of credit have no maturity date and remain in effect until terminated by either party. There were no outstanding borrowings against these lines of credit at December 31, 2020. There are no covenants to the lines of credit with the Parent.

In September 2019, we entered into a $400.0 million committed and secured line of credit with a non-affiliated bank with a maturity date of September 25, 2020 (the "September 2019 Credit Facility"). In June 2020, we amended the September 2019 Credit Facility and increased the aggregate committed and secured revolving line of credit amount to $550.0 million with a maturity date of June 5, 2021. This line of credit is collateralized primarily by users' securities held as collateral for users' margin loan. Interest for this line of credit is determined at the time a loan is initiated and the applicable interest rate under this line of credit is calculated as a per annum rate equal to 1.25% plus the federal funds rate at the applicable time. There were no outstanding borrowings against the September 2019 Credit Facility at December 31, 2020.

As of December 31, 2020, we were in compliance with all financial covenants associated with the September 2019 Credit Facility.

Off-balance sheet risk

In the normal course of business, we engage in activities involving settlement and financing of securities transactions. These activities may expose us to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. User securities transactions are recorded on a settlement date basis, which is generally two business days for equities and one business day for options after the trade date. We are therefore exposed to risk of loss on these transactions in the event counterparties fail to meet the terms of their contracts. In such events, we may be required to purchase financial instruments at prevailing market prices in order to fulfill our obligations.

As of December 31, 2020, our users held $802.5 million in fractional shares purchased through our fractional share program. The fractional share economic interests held by our customers and our repurchase obligations are not recorded on the statement of financial condition.

NOTE 10: RELATED PARTY TRANSACTIONS

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unaffiliated third parties. The amount of expenses allocated to us may not be reflective of expenses that would have been incurred by us, if we used third party service providers.

We have an expense sharing agreement with the Parent and pursuant to the agreement, we reimburse the Parent for payroll, technology, information services, occupancy and other expenses. The Parent also pays certain direct expenses on our behalf and cash settle monthly with allocated expenses. At December 31, 2020, the balance due to the Parent was $10.1 million. During the year ended December 31, 2020, the Parent contributed $235.0 million in capital to us.

As of December 31, 2020, we had an affiliate user with a free credit balance of $19.0 million, included in payable to users in the statement of financial condition.

Pursuant to the clearing agreement with RHF, we clear and facilitate transactions for users introduced by RHF on a fully disclosed net settlement basis. Due to affiliated broker-dealer in the statement of financial condition consists of the balance due to RHF of $76.4 million and proprietary accounts for the exclusive benefit of RHF in the amount of $4.8 million.

NOTE 11: COMMITMENTS AND CONTINGENCIES

Contingencies

The securities industry is highly regulated and many aspects of our business involve substantial risk of liability. In past years, there has been an increasing incidence of litigation involving the brokerage industry, including class action suits that generally seek substantial damages. Damages may include, in some cases, punitive damages. Compliance and trading problems that are reported to federal, state and provincial regulators, exchanges or other self-regulatory organizations by dissatisfied customers are investigated by such regulatory bodies, and, if pursued by such regulatory body or such customers, may rise to the level of arbitration or disciplinary action. We are also subject to periodic regulatory audits and inspections.

Like other brokerage firms, we have been named as a defendant in lawsuits and from time to time we have been threatened with, or named as a defendant in arbitrations and administrative proceedings.

Legal and regulatory matters

The outcome of legal and regulatory matters discussed in this section is inherently uncertain and some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and we may also determine to settle a matter because of the uncertainty and risks of litigation. Described below are certain historic matters as well as certain pending matters in which there is at least a reasonable possibility that a material loss could be incurred. We intend to continue to vigorously defend the pending matters. Litigation is inherently uncertain, and any judgment entered against us, or any adverse settlement, could materially and adversely impact our business, financial condition, operating results, and cash flows. Unless otherwise noted below with respect to a specific matter, we are unable to provide a reasonable estimate of any potential liability given the uncertain nature of litigation and the stage of proceedings in these matters. With respect to all other pending matters not disclosed below, based on current information, we do not believe that such matters, individually or in the aggregate, would have a material adverse impact on our business, financial condition, operating results, or cash flows.

Best Execution, Payment for Order Flow, and Sources of Revenue Matters

Beginning on December 23, 2020, four putative securities fraud class action lawsuits were filed against RHM, RHF, and/or RHS. Three were filed in the United States District Court for the Northern District of California: *Kwon v. Robinhood Financial LLC et al., Luparello v. Robinhood Financial LLC et al.*, and *Nabi v. Robinhood Financial LLC et al*. One was filed in the United States District Court for the Southern District of California: *Ghebrehiwet v. Robinhood Financial LLC et al*. The lawsuits generally allege that we violated the duty of best execution and misled putative class members by publishing misleading statements and omissions in customer communications relating to the execution of trades and revenue sources (including payment for order flow). The three complaints filed in the Northern District of California assert claims for violations of Sections 10(b) of the Securities Exchange Act of 1934. All four complaints assert state law claims under California law, and seek damages, restitution, disgorgement, and other relief.

March 2020 Outages

On March 2-3, 2020, our platform experienced an outage across various services, which prevented customers from using the app, website, and help center. On March 9, 2020, our platform experienced an outage across its trading products, which prevented customers from placing trades (together with the March 2-3 outages, the "March 2020 Outages"). There are many uncertainties associated with these types of incidents and impacts associated with service outages have included, and may in the future include, remediation costs to customers, systems upgrades, increased insurance costs, adverse effects on compliance with laws and regulations, litigation, and reputational damage.

Beginning on March 4, 2020, putative class actions were filed against RHM, RHF, and RHS in state and federal district courts relating to the March 2020 Outages. All but one of the cases have been consolidated as I*n re Robinhood Outage Litigati*on in the United States District Court for the Northern District of California. The remaining putative class action, *Withouski v. Robinhood Financial LLC et al.*, pending in the Superior Court of the State of California, County of San Mateo, has been stayed by agreement of the parties. The lawsuits generally allege that putative class members were unable to execute trades during the March 2020 Outages because our platform was inadequately designed to handle customer demand and RHM, RHF, and RHS failed to implement appropriate backup systems. The lawsuits include, among other things, claims for breach of contract, negligence, gross negligence, breach of fiduciary duty, unjust enrichment, and violations of certain California consumer protection statutes. The lawsuits generally seek damages, restitution, and/or disgorgement, as well as declaratory and injunctive relief. On October 5, 2020, RHM, RHF, and RHS filed a motion to dismiss the consolidated amended complaint and to strike the class allegations. On February 18, 2021, the court dismissed RHM from the case with leave to amend, but otherwise denied the motion, and ordered the parties to select a mediator within 14 days.

In addition, the SEC staff is conducting an examination, and FINRA and certain state regulatory authorities are conducting investigations, regarding the March 2020 Outages and related procedures. RHF and RHS are cooperating with requests from these regulators.

Options Trading and Related Customer Communications and Displays

On February 8, 2021, the family of Alexander Kearns, a Robinhood customer who traded options, filed a lawsuit in the Superior Court of the State of California, County of Santa Clara, against RHF, RHS, and RHM in connection with Mr. Kearns's death by suicide in June 2020. The lawsuit asserts claims for wrongful death, negligent infliction of emotional distress, and unfair business practices under a California statute, and seeks damages and other relief.

Potential Resolution of FINRA Matters

RHF and RHS are currently engaged in discussions with FINRA staff regarding a possible negotiated resolution of certain FINRA matters, including the March 2020 Outages noted above. While these discussions are ongoing, RHF and RHS anticipate that any resolution, if reached, would involve charges of violations of FINRA rules, a fine, customer restitution, a censure, and a compliance consultant. We cannot predict, however, whether these discussions will result in a resolution of these matters.

Account Takeovers

On January 8, 2021, a putative class action was filed against RHF and RHS by Siddharth Mehta, purportedly on behalf of approximately 2,000 Robinhood customers whose accounts were allegedly accessed by unauthorized users from January 1, 2020 to October 16, 2020. The lawsuit generally alleges that RHF and RHS breached their own privacy policies and various California laws, including the California Consumer Protection Act, by failing to freeze these customer accounts and alert such customers immediately after the breach occurred.

NOTE 12: NET CAPITAL

As a registered broker-dealer, we are subject to the SEC's Uniform Net Capital Rule (SEA Rule 15c3-1). Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies. We have elected to use the alternative method permitted by the rule, which requires us to maintain net capital equal to the greater of 2% of aggregate customer-related debit items in the customer reserve computation under SEA Rule 15c3-3 or $0.25 million. Our net capital balance changes day to day, but on December 31, 2020, our net capital was $554.4 million which was $486.8 million in excess of the minimum required net capital $67.6 million.

NOTE 13: SUBSEQUENT EVENTS

We have evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was available to be issued.

Capital contribution from Parent

Subsequent to the date of the statement of financial condition, the Parent contributed $2 billion in capital to us.

Early 2021 Trading Restrictions

Beginning on January 28, 2021, due to unprecedented market volatility and related portfolio margin demands imposed on RHS by the clearinghouse National Securities Clearing Corporation, RHS temporarily restricted or limited its customers' purchase of certain securities, including GameStop Corp. and AMC Entertainment Holdings, Inc., on our platform ("Early 2021 Trading Restrictions").

As of the date the financial statement was available to be issued, we have become aware of approximately 46 putative class actions and three individual actions that have been filed against RHM, RHF, and/or RHS in various federal and state courts relating to the Early 2021 Trading Restrictions. The complaints generally allege breach of contract, breach of the implied covenant of good faith and fair dealing, negligence, breach of fiduciary duty and other common law claims. Several complaints further allege federal securities claims, federal and state antitrust claims, federal computer fraud claims, and/or certain state consumer protection claims based on similar factual allegations. Approximately seventeen of the putative class actions also name other broker-dealers and/or market makers as defendants. We believe that the claims in these lawsuits are without merit and intend to defend against them vigorously.

As of the date the financial statement was available to be issued, RHM, RHF, and/or RHS have also received inquiries related to the Early 2021 Trading Restrictions from the United States Attorney's Office of the Northern District of California, the SEC's Division of Examinations, FINRA, the New York Attorney General's Office, other state attorneys general offices, and a number of state securities regulators, as well as several inquiries based on specific customer complaints. We have also received information requests from the United States Congress. We are cooperating with these requests.

Due to the very preliminary nature of all of these proceedings, we are unable at this time to estimate the likelihood or magnitude of any possible losses related to these matters.